July 21, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Application Pursuant to Section 2(a)(9) of the Investment Company Act of 1940 for Determination that the Applicant Does Not Control The Central Europe & Russia Fund, Inc.

Dear Sir/Madam:

City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM” and collectively with CLIG, “City of London”) hereby respectfully apply to the U.S. Securities and Exchange Commission’s Division of Investment Management (the “Commission ”) for a determination, pursuant to Section 2(a)(9) of the Investment Company Act of 1940 (the “ICA” or the “1940 Act”), that, on the basis of the facts and circumstances more particularly described below, which City of London represents are true, that City of London does not control The Central Europe & Russia Fund, Inc. (“CEE”), notwithstanding City of London’s beneficial ownership of more than 25% of the outstanding common shares of CEE.

I.              Facts

A.           City of London’s Background

CLIM is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM’s clients are all accredited institutional investors.1  CLIG is the parent holding company for CLIM.

1  The CLIM-advised investment funds (“City of London Funds”) are: (1) The Emerging World Fund (“EWF”), a Dublin, Ireland listed open-ended investment company, (2) Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, (3) Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, (4) Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, (5) Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, (6) Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, (7) The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, (8) Global Absolute Return Fund (“GARF”), a private investment fund organized as a Delaware business trust, (9) GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario, and (10) Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund.  In addition, investment authority (the “Segregated Accounts”). there are 18 unaffiliated third-party segregated client accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).

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Each of the City of London Funds is comprised of a different mix of institutional investors, different weightings of investments, and different investment strategies.  The Segregated Accounts are similarly tailored individually to cater to the distinctive investment objectives of their respective account holders.

Because the City of London Funds and the Segregated Accounts have delegated to  City of London, as investment adviser, the sole power to direct the voting and disposition of the securities in their City of London - advised accounts, City of London may be deemed to be the “beneficial owner,” as that term is defined in SEC Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”), of those securities.

In the U.S.,  City of London invests principally in publicly traded, closed-end fund diversified management investment companies registered under the 1940 Act, which in turn invest in emerging markets.  City of London is a significant long-term U.S. closed-end fund investor, with more than $1.2 billion invested in U.S. registered closed-end funds.

City of London has never sought, and does not presently intend to seek, to become the investment adviser to any publicly-traded investment company registered under the 1940 Act or otherwise engage in acts which are typically associated with “control” over such a company.  On only one occasion, several years ago, did City of London  ever nominate directors for election to a closed-end fund.  Those nominees have had no affiliation with City of London aside from their one-time nomination by us.  That fund was unaffiliated with CEE, and the directors City of London  nominated were for a minority of that board’s seats.  City of London’s business model is strictly that of an outside, non-controlling investor, and it has no current aspirations to manage, advise or control any registered investment company in which it invests on behalf of its clients.

City of London wishes to promote growth in the closed-end fund industry by promoting good corporate governance, which it believes makes closed-end funds more attractive to investors.   For the past ten years, City of London has published a set of broad principles by which it believes closed-end funds should be governed.  City of London’s model principles are embodied in its annual publication, “Statement on Corporate Governance and Voting Policy for Closed-End Funds” (Seventh Edition, November 2009) (the “Statement”).  City of London publishes the Statement on its website http://www.citlon.com/special_reports/Corp_Governance.pdf, and sends the Statement to the managements of all funds for which City of London files a Schedule 13G or 13D.  City of London does from time to time communicate with management of funds in which it invests, in instances when such funds’ practices contravene the principles set forth in the Statement.  City of London sees no conflict between its promotion of good corporate governance, and its role as an outside, non-controlling investor.  City of London  currently does not commit to vote for or against the proposals or to vote for or withhold votes from director nominees sponsored by management or by other shareholders of any fund in which it is invested.  Rather, it evaluates proxy voting on an issue by issue and issuer by issuer basis, consistent with its fiduciary duties as an investment adviser.

July 21, 2010

City of London sets no artificial floors or ceilings in terms of what percentage of a closed-end fund’s equity securities it is willing to buy and hold.  Where it determines a fund’s shares continue to present a favorable investment opportunity for its clients, we may acquire beneficial ownership of more than 25% of a class of a fund’s outstanding equity securities.  In all such instances, City of London purchases shares in excess of 25% with the same investment intent (described above) as it purchases shares below 25%.  That is the case with CEE, as discussed below.

B.           City of London’s Beneficial Ownership of CEE Shares

CEE is a closed-end investment management company, incorporated in Maryland, whose common shares are publicly traded on the New York Stock Exchange under the symbol “CEE.”  CEE invests in emerging European markets and is managed by Deutsche Asset Management (“DAM”).

City of London first invested in CEE in May 1999 to gain emerging European asset exposure for the City of London Funds and the Segregated Accounts.

In January 2005, City of London filed its initial Schedule 13G for CEE with the U.S. Securities and Exchange Commission.  City of London filed amendments to its Schedule 13G in April 2005, February 2007, July 2007, October 2007, September 2008, January 2009, June 2009, and February 2010. 2  Over the long-term, from January 2005 to February 2010, City of London’s net beneficial ownership of CEE shares (as disclosed in its Schedule 13G filings) has gradually increased (our positions have increased but also decreased) from our initial reported level of 705,500 common shares, or 6.92%, to our recently reported level of 3,659,643 common shares, or 25.14% of CEE’s common shares outstanding.3  City of London purchased an additional 138,000 CEE common shares on June 22, 2010, increasing its beneficial ownership to 3,596,096 shares, or  26.27% of CEE’s common shares outstanding.

City of London has never had any agreements, arrangements or understandings concerning CEE with CEE, DAM, any other CEE shareholder, or any person affiliated (as such term is defined in Section 2(a)(3) of the 1940 Act) with CEE, DAM, or such shareholders.  No representative or nominee of City of London, and no person affiliated with City of London has ever served as an officer, director, portfolio manager or investment adviser to CEE.  City of London has not nominated or suggested the appointment or election of any person or company for any office or other position at CEE.  City of London has not conducted, and does not presently intend to conduct, any proxy solicitation or exempt solicitation of shareholder votes for election of directors or any other issue.

City of London has never attended a CEE board meeting, and it does not suggest, and has never been consulted by CEE with respect to investment decisions of CEE.  All CEE shares purchased on

2 On March 27, 2009, City of London filed a 13D, solely for the purpose of publishing as an exhibit a letter to CEE’s management, as Schedule 13Gs do not accommodate filing of exhibits.  City of London’s intent was unchanged, however, and City of London  thereafter resumed filing on Schedule 13G.

3 CEE repurchased 1,140,652 common shares during the period August 1, 2009 – April 16, 2010.  These repurchases, which reduced the number of CEE common shares outstanding, resulted in City of London’s ownership exceeding 25% of CEE’s common shares outstanding on March 22, 2009.

July 21, 2010

behalf of the City of London Funds and the Segregated Accounts by City of London were acquired, have been held, and will be held for the benefit of the City of London Funds and the Segregated Accounts without the purpose or effect of changing or influencing control of CEE.

Over the course of more than 8 years, between June 2002 and July 2010, City of London has corresponded with the Chairman of CEE on a few occasions.  The substance of the letters included various questions that arose as a result of City of London’s continuous and routine due diligence by which we monitor the investments we have made on behalf of the City of London Funds and the Segregated Accounts.  CEE promptly responded to each of our letters via letters from its president, Michael Clark, in which it, inter alia, stated the management and policy lines of authority at CEE, those being that the “portfolio manager continues to manage, at the direction of the Board, the Fund’s assets….”.

C.           CEE’s Corporate Structure

The management of CEE is vested exclusively with its board of directors.  See CEE Amended and Restated Bylaws as of October 31, 2008 (“Bylaws”), Article III, Section 1 (“The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.”).

CEE’s articles of incorporation, at Article 7, provide that CEE’s board of directors are divided into three classes, each serving staggered three-year terms and until their successors are elected and qualified.  The election of a CEE director requires the affirmative vote of a majority of the votes entitled to be cast a meeting of shareholders.  Bylaws, Section 7.4

CEE’s board currently consists of 10 directors, divided among 3 classes, each with either 3 or 4 directors.  CEE identifies 8 of its 10 directors as “Independent Directors”/“Non-Interested” directors, and the other 2 directors as “Interested Directors.”  See, CEE’s 2010 Proxy Statement.  CEE’s board of directors has authority under its articles of incorporation and Bylaws to increase the size of the board, and to appoint directors to fill those seats.

CEE’s Bylaws (Article II, Section 13 and Article III, Section 3) establish advance notice and eligibility requirements for stockholder director nominees.  The eligibility requirements do not apply to any person nominated by CEE’s board, and CEE’s board, in its sole discretion, determines whether a nominee proposed by a shareholder satisfies the eligibility requirements.  Id.  Among those eligibility requirements are experience in business, investment, economic or political matters in one or more of the Czech Republic, Hungary, Germany, Poland, Russia (a “Specified Country”) for 10 of the past 20 years, in one or more principal occupations, including, inter alia: (1) senior executive officer or partner of a financial or industrial business in a specified country that has annual revenues of at least US $500 million; (2) senior executive officer or partner of a financial or industrial business in the U.S. that has annual revenues of at least US $500 million and whose responsibilities include supervision of business operations in a Specified Country; (3) director for 5 of the past 10 years in one or more entities which

4  See, CEE’s May 21, 2010 Proxy Statement for the Annual Meeting of Shareholders held June 28, 2010, filed on May 21, 2010 on EDGAR as a Definitive Schedule 14A (“CEE’s 2010 Proxy Statement”).  This standard is different from the standard stated by CEE for the vote required to ratify CEE’s appointment of auditors, which is “provided a quorum has been established, the affirmative vote of a majority of the votes cast at the Meeting.”  Id.

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invest in a Specified County and has at least US $250 million in combined total assets; (4) senior executive or partner of an investment management business having at least US $500 million in securities of companies in one or more Specified Countries; (5) senior executive or partner of a business consulting, accounting or law firm having at least 100 professionals and whose principal responsibility involves or involved providing services involving matters related to a Specified Country or other European country; (6) senior official (including ambassador or minister) in the national government, a government agency, or the central bank of a Specified Country or the United States, or (7) current director or senior officer (without regard to years of service) of an investment manager or adviser to a Corporation.

D.           Maryland Corporate Law

CEE is a Maryland corporation.  The power to manage a Maryland corporation is vested exclusively with its board of directors.  Maryland General Corporation Law (“MGCL”) Section 2-401(a)(“The business and affairs of a Maryland corporation shall be managed under the direction of a board of directors.”); Warren v. Fitzgerald, 189 Md. 476, 488 (Md. 1948)(“[A] corporation’s ordinary business powers are vested in its directors[.]”).

Until recently, shareholders of a Maryland corporation had rights to petition a Maryland court for dissolution of the corporations under certain circumstances.  In particular, MGCL Section 3-413(a)(2) had permitted a shareholder entitled to cast at least 25% of all the votes entitled to be cast in the election of directors to petition a court of equity under certain extreme circumstances to dissolve the corporation on the ground that the “stockholders are so divided that directors cannot be elected.”  Section 3-413(b)(1) extended the same right to any stockholder entitled to vote in the election of directors if the stockholders “have failed, for a period which includes two successful annual meeting dates, to elect successors to directors whose terms would have expired on the election and qualification of their successors . . . .”  However, effective June 1, 2010,  Section 3-413 was amended to exempt from its coverage corporations with a class of equity securities registered under the 1934 Act, thus removing CEE and virtually every other publicly-traded Maryland corporation from the section’s provisions.

It is presently unknown to City of London whether CEE has opted or will opt into the Maryland Control Share Acquisition Act (MD CORP & ASSNS §§ 3-701 et. seq.)(the “MCSAA”), which provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no right to vote except to the extent that such voting restriction is subsequently overridden by a vote of other shareholders who hold two-thirds of the corporation’s shares entitled to vote.5

II.             Legal Analysis

Section 2(a)(9) of the 1940 Act - Presumption of Control

5 Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in excess of 10% or more of the voting power of the issuer.  MD CORP & ASSNS § 3-701.

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Section 2(a)(9) of the 1940 Act defines the term “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”  Section 2(a)(9) also states that persons who beneficially own, either directly or indirectly, more than 25% of the voting securities of a company are presumed to control that company.  Persons who do not meet this 25% threshold are presumed not to control such a company.  Section 2(a)(9) states that these presumptions may be rebutted by evidence, but “shall continue until a determination to the contrary [is] made by the Commission by order either on its own motion or on application by an interested person.”6

Accordingly, pursuant to Section 2(a)(9), through the mere act, without more, of City of London’s beneficial ownership of more than 25% of CEE’s common shares outstanding, City of London is presently presumed to control CEE.

However, the presumptions created by Section 2(a)(9) are merely presumptions, not evidence. See, e.g., In re Fundamental Investors, SEC Rel. No. IC-3596, 41 S.E.C. 285 (Dec. 27, 1962); Phillips v. SEC, 388 F.2d 964, 970-71 (2d Cir. 1968).  Presumptions provide no evidentiary weight.  See, e.g., Tenneco Chems. Inc. v. William T. Burnell & Co., 691 F.2d 658, 663 (4th Cir.1982)(“It is axiomatic that a presumption is not evidence and disappears in the face of evidence sufficient to rebut it.”).

The standard for whether a shareholder “controls” a registered investment company is whether, under the facts and circumstances of the particular case, the shareholder actually had the power to exercise a controlling influence over the management or policies of that investment company.  See Haberman v. Murchinson, 468 F.2d 1305, 1316 (2d Cir. 1972), referencing Phillips v. SEC, 388 F.2d 964, 970-71 (2d Cir. 1968)(“The claim that the Murchisons sold management control of Allegheny is refuted by the simple fact that Gamble never acquired control.  During the fourteen months between the agreement and the installation of the Kirby board, the Murchison group retained eight of the ten seats on the Board, continued to exercise firm control, and, indeed, rejected Gamble’s position on a number of significant issues.  In view of these facts, the District Court was amply justified in disallowing appellant’s claim that the Murchisons sold control to Gamble.”).

An investor with minimal or even no equity may control an investment company,7 while  an investor with far more than 25% may not have the actual requisite power to exercise a controlling influence over the management or policies of that company.8

6 Although Section 2(a)(9) specifically refers to a determination of control by the Commission, the Commission has stated that federal courts share concurrent jurisdiction to determine control under this section.  See In re Fundamental Investors, Inc., et al., SEC Rel. No. IC-3596, 41 S.E.C. 285 (Dec. 27, 1962).  The Second Circuit has accepted the Commission’s views without further analysis.  See Willheim v. Murchison, 342 F.2d 33, 38 n.6 (2d Cir., 1965); SEC v. S&P Corporation, 360 F.2d 741, 749 (2d Cir. 1966).

7 See In re Investors Mutual, Inc. et al., SEC Rel. No. IC-4595, 42 S.E.C. 1071 (May 11, 1966)(stating “In addition to voting power, historical, traditional or contractual associations of persons with companies or a dominating persuasiveness of one or more persons acting in concert or alone may form the basis of a finding of control.”)(emphasis added).  See also Exemption of Transaction by Investment Companies with Certain Affiliated Persons, SEC Rel. No. IC-10698, n.2 (May 17, 1979) (citing In re Fundamental Investors as standing for the proposition that “no person may rely on the presumption that

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III.	City of London Does Not Have the Power to Exercise a Controlling Influence Over the Management or Policies of CEE

As discussed above, both Maryland law and CEE’s articles of incorporation give CEE’s board of directors exclusive control over CEE.  As CEE’s letters to City of London affirm, the investment adviser and portfolio manager serve at the direction of the board.

The board, in turn, may consist only of those persons nominated by CEE’s incumbent board, or, theoretically, outside shareholders’ nominees whom that incumbent board determine, in their sole discretion, satisfy CEE’s highly particular qualification requirements.

Further, even if a shareholder’s nominee were able to pass muster with CEE’s board and stand for election in a proxy contest against an incumbent, to elect the shareholder’s nominee would require the affirmative vote of a majority of shares entitled to be cast at a shareholders’ meeting.  Thus, if  the hypothetical shareholder nominee were to receive the most votes at a shareholders meeting at which a quorum were present, but still fall short of this majority vote standard, he or she would not be elected and the incumbent director who attracted fewer votes would remain a director as a holdover.

Further, CEE’s classified board structure makes it impossible for shareholders to obtain a majority of seats on the board of directors in any one year’s election.  Assuming a shareholder succeeds in nominating directors for election to the board in opposition to CEE’s board’s nominees, it would take at least 2 successful election contests within 3 years for holders of a majority of CEE’s shares to win majority representation on the CEE board.  CEE’s board’s ability to increase its size and appoint directors to the vacant seats gives it the further ability to continue to hold, together with its designees, a majority of seats even if candidates nominated by others were able to win two consecutive elections.  Irrespective of City of London’s investment having exceeded 25%, CEE’s board of directors, every member of whom is wholly independent of City of London, remains in control as a matter of law and fact, and City of London has no power (or intent) to remove them or replace them.

Moreover, under the MCSAA, CEE may adopt provisions which negate the rights of certain shareholders to vote shares of stock in excess of 10% of the CEE shares outstanding.

less than 25 percent ownership is not control when, in fact, a control relationship exists under all the facts and circumstances.”).

8  See Dimensional Fund Advisers Inc., Investment Company Act Release No. 16911 (Apr. 12, 1989) (the control presumption of a passive shareholder who owned 30.23% of company’s stock was deemed rebutted); Hartwell & Campbell Fund, Inc., et al., Investment Company Act Release No. 8453 (Aug. 9, 1974)(determining that a 33% owner of the outstanding voting shares of a corporation did not exert actual control over that corporation, and had therefore rebutted the control presumption of § 2(a)(9)); Am. Century Co, Inc., et al., SEC No-Action Letter, 1997 WL 803129 (December 23, 1997) (Commission issued a No-Action letter to J.P. Morgan when it sought to purchase a 45% equity interest (but with only 10.83% voting power) of the outstanding shares of American Century Companies, notwithstanding that by contract with the holder of the majority of the voting power, J.P. Morgan could designate two members to American Century’s board of directors and, under certain circumstances, had the right to replace American Century’s management). Cf. Phillips v. SEC, 388 F.2d at 970-71(lack of power of 15% stockholder and president of company to secure a majority of the seats on the board of directors significantly weighed against a finding of control).

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Finally, the statutory rights formerly held by 25% shareholders in Maryland to seek judicial dissolution of a Maryland corporation, were eliminated on June 1, 2010.  This significant change in the law demonstrates that the standard of 25% ownership, which once might have been a rational threshold for a rebuttable presumption of control over a Maryland-incorporated registered investment company, is now far less meaningful generally with respect to Maryland corporations, and in the case of City of London’s investment in CEE, is meaningless.

Here, although City of London does have beneficial ownership of more than 25% of CEE’s common shares outstanding, the facts with regard to the parties’ relationship, City of London’s method of doing business, and CEE’s legal structure, demonstrate conclusively that City of London does not have the power to exercise a controlling influence over the management or policies of CEE.  Instead, City of London’s only relationship with CEE was (and remains) that of an arm’s length outside investor.  CEE’s board has demonstrated its complete independence from City of London, both factually and legally, and nothing in that relationship has changed by virtue of City of London’s investment having exceeded 25%.

CONCLUSION

On the basis of the facts and circumstances cited in this letter, City of London requests the Commission’s determination that it does not control CEE.  City of London fully recognizes that any order of the Commission to that effect would be based upon the facts known to the Commission at the time of its issuance, and Section 2(a)(9) provides that such order may at any later time be revoked or modified based upon changed circumstances such that the Commission might find that “the determination embraced in such original order is no longer consistent with the facts.”

Very truly yours, Jeremy Bannister, Director